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⊞ FUNDRISE | Real Estate Interval Fund

Editor's note: *The following memo was distributed by Fundrise Advisors to its clients who are shareholders of the Fundrise Real Estate Interval Fund, LLC (the Fund). It has been made available as a supplemental resource for prospective investors in the Fund. The transaction referenced in this memo was a co-investment transaction made by the Fund, which invested roughly $2,074,000, and an affiliate of the Adviser, which invested roughly $230,000. Investors should carefully consider the investment objective, risk, charges, and expenses of the Fund before investing. The prospectus for the Fund contains this and other information and can be obtained by emailing investments@fundrise.com, or by referring to fundriseintervalfund.com. The prospectus should be read carefully before investing in the Fund.*

New acquisition: Rental home community near Dallas, TX

This Value Add investment fits within our broader affordably-priced Sunbelt apartment / rental housing thesis.

Mar 2, 2021



We've invested $2.3 million to acquire the first phase of Crestridge Meadows, a 98-unit single family rental home community in Lavon, Texas, part of the greater Dallas Fort Worth area.

At a strategic level, this investment fits within our affordably-priced Sunbelt apartment / rental housing thesis. From millennials to retirees, a broad group of Americans have been taking part in a migration from northern to southern states over the past decade, driving continued demand for well-priced, well-located real estate, and supporting steady returns for disciplined investors.

As we stated in our mid-year and year-end letters to investors, we believe that this long-term trend has only been further accelerated by the pandemic. In an economy where remote work is becoming the norm for more and more people, we expect that an increasing share of the population won't need to live in expensive gateway cities and will instead seek out locations that offer lower living costs and more agreeable climates.

Strategy

This investment fits into our Value Add strategy.

Business plan

By acquiring the brand-new (vacant) homes in batches and leasing them up ourselves to assemble a stabilized community, we intend to get a better price, and therefore a better potential return, than if we had purchased a "finished product".

Our initial investment at Crestridge Meadows is an all-cash purchase of the first ten homes completed in the community, which is still under construction. Our intent is to acquire and lease up additional batches of roughly ten homes per month as they deliver, eventually taking ownership of the entire community of 98 homes. **This phased buying structure should result in much more efficient deployment of investors' capital**, as opposed to holding cash for several months while waiting for an entire community to be built, and then acquiring it all at once.

Our intent with this and other investments in single-family rental home communities is to be a long-term investor, building a scaled portfolio that generates consistent rental income, while at the same time being positioned to capture what we believe will be outsized price appreciation thanks to a confluence of demographic factors driving demand across the Sunbelt. While the properties of course look different than multifamily apartments, the underlying investment thesis is ultimately very similar.

We have engaged a leading property manager of single-family rental communities across the US.

We expect the aggregate purchase price of all 98 homes in the completed community will be $21,825,000, with $19,640,000 (90%) contributed by the Interval Fund, and the remaining $2,180,000 (10%) contributed by the Growth eREIT VII.

While we acquired the homes in an all-cash transaction, we intend to obtain portfolio-level financing, with the aim of increasing expected returns and freeing up cash to deploy elsewhere.

Why we invested

While the extent of the negative impacts of the COVID-19 pandemic on the broader economy remains uncertain, we believe this investment is well-positioned not only to withstand a prolonged economic downturn, but to potentially benefit from more permanent shifts in behavior that may result.

- **Growing local economy:** The Dallas metro area as a whole continues to rank among the nation's fastest-growing, having added 19% to its population since 2010, far outpacing the nationwide increase of about 6% over the same period. Additionally, in 2020, the Dallas area proved to be the second largest market in the country for Fortune 500 companies, based on revenue, behind only New York.

- **Social distancing-friendly:** We believe the privacy provided by the community's fully detached and individual homes will be particularly attractive to renters seeking an additional level of social distancing, or who simply need more living space as norms around work and school shift.

- **Institutional-quality asset:** This deal is structured so as to allow us to acquire tranches of homes in regular batches throughout the year, directly from the builder, a subsidiary of Ashton Woods homes. Ashton Woods is a major national homebuilder with over 30 years of experience, with headquarters across the country, from Orlando and Atlanta to Phoenix and San Antonio. Once our investment in the 102-home community is complete, we will have added an institutional-quality asset of ready-to-rent homes to our portfolio, consisting entirely of brand-new construction.

As always, if you have any questions or feedback, please visit our help center or reach out to us at investments@fundrise.com.

Investment data

Property name and address	Crestridge Meadows 796 Crestridge Way Lavon, TX 75166 *(address is approximate)* *33.008813285428964, -96.44885486673267*
Property type	Single-family rental (10 homes)
Strategy	Value Add
Transaction date	2/5/2021
Co-investment	Interval Fund: $2,074,000 Growth eREIT VII: $230,000 **Total: $2,304,000**

About the Fund

The Fundrise Real Estate Interval Fund (the Fund) is an unlisted closed-end management investment company that is operated as an interval fund. The Fund's investment objective is to seek to generate current income while secondarily seeking long-term capital appreciation with low to moderate volatility and low correlation to the broader markets. For more information, including the Prospectus, please visit fundriseintervalfund.com.

Past performance is no guarantee of future results. Any historical returns, expected returns, or probability projections may not reflect actual future performance. All securities involve risk and may result in partial or total loss. While the data we use from third parties is believed to be reliable, we cannot ensure the accuracy or completeness of data provided by investors or other third parties. Neither Fundrise nor any of its affiliates provide tax advice and do not represent in any manner that the outcomes described herein will result in any particular tax consequence. Prospective investors should confer with their personal tax advisors regarding the tax consequences based on their particular circumstances. Neither Fundrise nor any of its affiliates assume responsibility for the tax consequences for any investor of any investment.

Copyright © 2020 Fundrise Real Estate Interval Fund.

FUNDRISE | Real Estate Interval Fund

Editor's note: *The following memo was distributed by Fundrise Advisors to its clients who are shareholders of the Fundrise Real Estate Interval Fund, LLC (the Fund). It has been made available as a supplemental resource for prospective investors in the Fund. The transaction referenced in this memo was a co-investment transaction made by the Fund, which invested roughly $1,856,000, and an affiliate of the Adviser, which invested roughly $206,000. Investors should carefully consider the investment objective, risk, charges, and expenses of the Fund before investing. The prospectus for the Fund contains this and other information and can be obtained by emailing investments@fundrise.com, or by referring to fundriseintervalfund.com. The prospectus should be read carefully before investing in the Fund.*

New acquisition: Rental home community near Dallas, TX

This Value Add investment fits within our broader affordably-priced Sunbelt apartment / rental housing thesis.

Feb 16, 2021


First phase acquired
10 brand new homes

We've invested roughly $2 million to acquire the first phase of Windmill Farms, a 102-unit single family rental home community in Forney, Texas, part of the greater Dallas Fort Worth area.

At a strategic level, this investment fits within our affordably-priced [Sunbelt](#) apartment / rental housing thesis. From millennials to retirees, a broad group of Americans have been taking part in a migration from northern to southern states over the past decade, driving continued demand for well-priced, well-located real estate, and supporting steady returns for disciplined investors.

As we stated in our mid-year and year-end letters to investors, we believe that this long-term trend has only been further accelerated by the pandemic. In an economy where remote work is becoming the norm for more and more people, we expect that an increasing share of the population won't need to live in expensive gateway cities and will instead seek out locations that offer lower living costs and more agreeable climates.

Strategy

This investment fits into our Value Add strategy.

Business plan

By acquiring the brand-new (vacant) homes in batches and leasing them up ourselves to assemble a stabilized community, we intend to get a better price, and therefore a better potential return, than if we had purchased a "finished product".

Our initial investment at Windmill Farms is an all-cash purchase of the first ten homes completed in the community, which is still under construction. Our intent is to acquire and lease up additional batches of roughly ten homes per month as they deliver, eventually taking ownership of the entire community of 102 homes. **This phased buying structure should result in much more efficient deployment of investors' capital**, as opposed to holding cash for several months while waiting for an entire community to be built, and then acquiring it all at once.

Our intent with this and other investments in single-family rental home communities is to be a long-term investor, building a scaled portfolio that generates consistent rental income, while at the same time being positioned to capture what we believe will be outsized price appreciation thanks to a confluence of demographic factors driving demand across the Sunbelt. While the properties of course look different than multifamily apartments, the underlying investment thesis is ultimately very similar.

We have engaged a leading property manager of single-family rental communities across the US.

We expect the aggregate purchase price of all 102 homes in the completed community will be $20.9 million, with $18.8 million (90%) contributed by the Interval Fund, and the remaining $2.1 million (10%) contributed by the Growth eREIT VII.

While we acquired the homes in an all-cash transaction, we intend to obtain portfolio-level financing, with the aim of increasing expected returns and freeing up cash to deploy elsewhere.

Why we invested

While the extent of the negative impacts of the COVID-19 pandemic on the broader economy remains uncertain, we believe this investment is well-positioned not only to withstand a prolonged economic downturn, but to potentially benefit from more permanent shifts in behavior that may result.

- **Growing local economy:** The Dallas metro area as a whole continues to rank among the nation's fastest-growing, having added 19% to its population since 2010, far outpacing the nationwide increase of about 6% over the same period. Additionally, in 2020, the Dallas area proved to be the second largest market in the country for Fortune 500 companies, based on revenue, behind only New York.

- **Social distancing-friendly:** We believe the privacy provided by the community's fully detached and individual homes will be particularly attractive to renters seeking an additional level of social distancing, or who simply need more living space as norms around work and school shift.

- **Institutional-quality asset:** This deal is structured so as to allow us to acquire tranches of homes in regular batches throughout the year, directly from the builder, a subsidiary of Ashton Woods homes. Ashton Woods is a major national homebuilder with over 30 years of experience, with headquarters across the country, from Orlando and Atlanta to Phoenix and San Antonio. Once our investment in the 102-home community is complete, we will have added an institutional-quality asset of ready-to-rent homes to our portfolio, consisting entirely of brand-new construction.

As always, if you have any questions or feedback, please visit our help center or reach out to us at investments@fundrise.com.

Investment data

Property name and address	Windmill Farms Windmill Farms Blvd Forney, TX 75126 *(address is approximate)* *Lat 32.77363708007709, Lon -96.3931879223578*
Property type	Single-family rental (10 homes)
Strategy	Value Add
Transaction date	1/26/2021
Co-investment	Interval Fund: $1,856,000 Growth eREIT VII: $206,000 **Total: $2,062,000**

About the Fund

The Fundrise Real Estate Interval Fund (the Fund) is an unlisted closed-end management investment company that is operated as an interval fund. The Fund's investment objective is to seek to generate current income while secondarily seeking long-term capital appreciation with low to moderate volatility and low correlation to the broader markets. For more information, including the Prospectus, please visit fundriseintervalfund.com.

Past performance is no guarantee of future results. Any historical returns, expected returns, or probability projections may not reflect actual future performance. All securities involve risk and may result in partial or total loss. While the data we use from third parties is believed to be reliable, we cannot ensure the accuracy or completeness of data provided by investors or other third parties. Neither Fundrise nor any of its affiliates provide tax advice and do not represent in any manner that the outcomes described herein will result in any particular tax consequence. Prospective investors should confer with their personal tax advisors regarding the tax consequences based on their particular circumstances. Neither Fundrise nor any of its affiliates assume responsibility for the tax consequences for any investor of any investment.

Copyright © 2020 Fundrise Real Estate Interval Fund.

Editor's note: *The following memo was distributed by Fundrise Advisors to its clients who are shareholders of the Fundrise Real Estate Interval Fund, LLC (the Fund). It has been made available as a supplemental resource for prospective investors in the Fund. The transaction referenced in this memo was a co-investment transaction made by the Fund, which invested roughly $762,000, and an affiliate of the Adviser, which invested roughly $85,000. Investors should carefully consider the investment objective, risk, charges, and expenses of the Fund before investing. The* [*prospectus*](#) *for the Fund contains this and other information and can be obtained by emailing* [*investments@fundrise.com*](#)*, or by referring to* [*fundriseintervalfund.com*](#)*. The prospectus should be read carefully before investing in the Fund.*

New acquisition: Rental homes near Dallas, TX

This investment fits into our broader strategy to invest in affordably-priced rental housing across the Sunbelt.

Mar 2, 2021



We've invested $847,000 to acquire four single family rental homes within the Trinity Crossing neighborhood of Forney, Texas, part of the greater Dallas Fort Worth area.

At a strategic level, this investment fits within our affordably-priced Sunbelt apartment / rental housing thesis. From millennials to retirees, a broad group of Americans have been taking part in a migration from northern to southern states over the past decade, driving continued demand for well-priced, well-located real estate, and supporting steady returns for disciplined investors.

As we stated in our mid-year and year-end letters to investors, we believe that this long-term trend has only been further accelerated by the pandemic. In an economy where remote work is becoming the norm for more and more people, we expect that an increasing share of the population won't need to live in expensive gateway cities and will instead seek out locations that offer lower living costs and more agreeable climates.

Strategy

This investment fits into our Value Add strategy.

Business plan

By acquiring the brand-new (vacant) homes and leasing them up ourselves, we intend to get a better price, and therefore a better potential return, than if we had purchased a "finished product".

We acquired these homes from Lennar Corp. (NYSE: LENN), one of the largest and most accomplished homebuilders in the country, who wrapped up construction on these homes earlier this year.

The homes are part of a newly-developed housing community consisting of roughly 900 for-sale single-family homes. We plan to manage these four homes as part of a portfolio of properties we own in the Forney area, including Windmill Farms, a 102-unit single-family rental home community that is still under construction.

Our intent with this and other investments in single-family rental home communities is to be a long-term investor, building a scaled portfolio that generates consistent rental income, while at the same time being positioned to capture what we believe will be outsized price appreciation thanks to a confluence of demographic factors driving demand across the Sunbelt. While the properties of course look different than multifamily apartments, the underlying investment thesis is ultimately very similar.

We have engaged a leading property manager of single-family rental communities across the US.

While we acquired the homes in an all-cash transaction, we intend to obtain portfolio-level financing, with the aim of increasing expected returns and freeing up cash to deploy elsewhere.

Why we invested

While the extent of the negative impacts of the COVID-19 pandemic on the broader economy remains uncertain, we believe this investment is well-positioned not only to withstand a prolonged economic downturn, but to potentially benefit from more permanent shifts in behavior that may result.

- **Growing local economy:** The Dallas metro area as a whole continues to rank among the nation's fastest-growing, having added 19% to its population since 2010, far outpacing the nationwide increase of about 6% over the same period. Additionally, in 2020, the Dallas area proved to be the second largest market in the country for Fortune 500 companies, based on revenue, behind only New York.

- **Social distancing-friendly:** We believe the privacy provided by the community's fully detached and individual homes will be particularly attractive to renters seeking an additional level of social distancing, or who simply need more living space as norms around work and school shift.

As always, if you have any questions or feedback, please visit our help center or reach out to us at investments@fundrise.com.

Investment data

Property name and address	Trinity Crossing 2513 Skip Away Court Forney, TX 75126
Property type	Single-family rental (4 homes)
Strategy	Value Add
Transaction date	2/10/2021
Co-investment	Interval Fund: $762,000 Growth eREIT VII: $85,000 **Total: $847,000**

About the Fund

The Fundrise Real Estate Interval Fund (the Fund) is an unlisted closed-end management investment company that is operated as an interval fund. The Fund's investment objective is to seek to generate current income while secondarily seeking long-term capital appreciation with low to moderate volatility and low correlation to the broader markets. For more information, including the Prospectus, please visit fundriseintervalfund.com.

The Fund also seeks to provide investors with liquidity through quarterly offers to repurchase a limited amount of the Fund's Shares (at least 5%), pursuant to Rule 23c-3 under the Investment Company Act of 1940. For the latest available repurchase notice, please click here or see the "Literature" section of fundriseintervalfund.com.

Past performance is no guarantee of future results. Any historical returns, expected returns, or probability projections may not reflect actual future performance. All securities involve risk and may result in partial or total loss. While the data we use from third parties is believed to be reliable, we cannot ensure the accuracy or completeness of data provided by investors or other third parties. Neither Fundrise nor any of its affiliates provide tax advice and do not represent in any manner that the outcomes described herein will result in any particular tax consequence. Prospective investors should confer with their personal tax advisors regarding the tax consequences based on their particular circumstances. Neither Fundrise nor any of its affiliates assume responsibility for the tax consequences for any investor of any investment.

Copyright © 2020 Fundrise Real Estate Interval Fund.